UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Latham Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

51819L107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51819L107	SCHEDULE 13G	Page 2 of 15

1	NAME OF REPORTING PERSONS Pamplona Capital Partners V, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 3 of 15

1	NAME OF REPORTING PERSONS Pamplona Equity Advisors V, Ltd
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 4 of 15

1	NAME OF REPORTING PERSONS Pamplona Private Equity Carryco V, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 5 of 15

1	NAME OF REPORTING PERSONS Pamplona Equity Carryco Advisors V, Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 6 of 15

1	NAME OF REPORTING PERSONS Pamplona PE Investments II, Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON CO

See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 7 of 15

1	NAME OF REPORTING PERSONS Pamplona PE Investments Malta Limited
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 8 of 15

1	NAME OF REPORTING PERSONS Pamplona Capital Management LLP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 9 of 15

1	NAME OF REPORTING PERSONS Pamplona Capital Management LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 10 of 15

1	NAME OF REPORTING PERSONS Pamplona Capital Management (PE) SL
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 11 of 15

1	NAME OF REPORTING PERSONS John C. Halsted
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 12 of 15

1	NAME OF REPORTING PERSONS Alexander M. Knaster
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,845,685*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,845,685*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,845,685*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.26%*
12	TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. 51819L107	SCHEDULE 13G	Page 13 of 15

Item 1.	(a) Name of Issuer

Latham Group, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

787 Watervliet Shaker Road, Latham, NY 12110

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by (i) Pamplona Capital Partners V, L.P., a Cayman Islands exempted limited partnership (“PCP V”), (ii) Pamplona Equity Advisors V, Ltd, a Cayman Islands exempted company (“PEA V”), (iii) Pamplona Private Equity Carryco V, L.P., a Cayman Islands exempted limited partnership (“PPEC V”), (iv) Pamplona Equity Carryco Advisors V, Ltd, a Cayman Islands exempted company (“PECA V”), (v) Pamplona PE Investments II, Ltd., a Cayman Islands exempted company (“PPEI”), (vi) Pamplona PE Investments Malta Limited, a Malta limited company (“PE Malta”), (vii) Pamplona Capital Management LLP, a United Kingdom limited liability partnership (“PCM LLP”), (viii) Pamplona Capital Management (PE) SL, a Spanish limited liability company (“PCM SL”) (ix) Pamplona Capital Management LLC, a Delaware limited liability company (“PCM LLC”, and collectively with PCM LLP and PCM SL, the “Pamplona Manager Entities”), (x) John C. Halsted, a citizen of the United States, and (xi) Alexander M. Knaster, a citizen of the United Kingdom (collectively, the “Reporting Persons”).

The address for the Reporting Persons is: c/o Pamplona Capital Management LLC, 667 Madison Avenue, 22nd Floor, New York, NY 10065.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

51819L107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 51819L107	SCHEDULE 13G	Page 14 of 15

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Reporting Persons is as follows:

(a) Amount Beneficially Owned: 51,845,685*

(b) Percent of Class: 44.26*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 51,845,685*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 51,845,685*

* As of December 31, 2022, PCP V and PPEC V held 38,884,264 and 12,961,421 shares of Common Stock, respectively. PCP V is controlled by PEA V, its general partner. PPEI owns 100% of the shares of PEA V. PE Malta serves as an investment manager to PCP V. The Pamplona Manager Entities serve as investment advisors to PE Malta. Mr. Halsted and Mr. Knaster are the principals of the Pamplona Manager Entities. PPEC V is controlled by PECA V, its general partner. PPEI owns 100% of the shares of PECA V. Mr. Knaster owns 100% of the shares of PPEI. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), each of PEA V, PPEC V, PECA V, PPEI, PE Malta, the Pamplona Manager Entities, Mr. Halsted and Mr. Knaster may be deemed to beneficially own the 38,884,264 shares of Common Stock held by PCP V and the 12,961,421 shares of Common Stock held by PPEC V.

PCP V entered into a stockholders agreement, dated as April 27, 2021 (the “Stockholders Agreement”), with Wynnchurch Capital Partners IV, L.P., a Cayman Islands limited partnership, and WC Partners Executive IV, L.P. a Cayman Islands limited partnership (collectively, the “Wynnchurch Funds”). Pursuant to the Stockholders Agreement, each of PCP V and the Wynnchurch Funds have agreed, among other things, to vote their shares of Common Stock to elect members of the board of directors of the Issuer as set forth therein.

Because of the relationship between PCP V and the Wynnchurch Funds as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to constitute a “group” with the Wynnchurch Funds and its control persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Wynnchurch Funds. None of the 14,983,771 shares of Common Stock held by Wynnchurch Funds as of December 31, 2022 are reflected in this report.

Ownership percentages are based on 117,121,134 shares of Common Stock, as reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

Exhibit Index

1.	Joint Filing Agreement dated as of May 18, 2022, by and among Pamplona Capital Partners V, L.P., Pamplona Equity Advisors V, Ltd, Pamplona Private Equity Carryco V, L.P., Pamplona Equity Carryco Advisors V, Ltd, Pamplona PE Investments II, Ltd. Pamplona PE Investments Malta Limited, Pamplona Capital Management LLP, Pamplona Capital Management LLC, Pamplona Capital Management (PE) SL, John C. Halsted and Alexander M. Knaster (incorporated by reference to Exhibit 1 to the Schedule 13G/A No. 1 filed with the Securities and Exchange Commission on May 18, 2022).

CUSIP No. 51819L107	SCHEDULE 13G	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Pamplona Capital Partners V, L.P.

By:	Pamplona Equity Advisors V. Ltd., its general partner

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle, Director

Pamplona Equity Advisors V, Ltd.

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle, Director

Pamplona Private Equity Carryco V, L.P.

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle, Director

Pamplona Equity Carryco Advisors V, Ltd.

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle, Director

Pamplona PE Investments II, Ltd.

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle, Director

Pamplona PE Investments Malta Limited

By:	/s/ Stephen Gauci
Stephen Gauci, Director

Pamplona Capital Management LLP

By:	/s/ Kevin O’Flaherty
Kevin O’Flaherty, Designated Member

Pamplona Capital Management LLC

By:	/s/ Stephen Gauci
Stephen Gauci, Managing Member

Pamplona Capital Management (PE) SL

By:	/s/ Martin Schwab
Martin Schwab, Director

/s/ John C. Halsted
John C. Halsted

/s/ Alexander M. Knaster
Alexander M. Knaster